UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

 Velocity Energy Inc. (f/k/a Sonterra Resources, Inc.)
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

92258H 108
(CUSIP Number)

S. Michael Rudolph
The Longview Fund, L.P.
505 Sansome Street, Suite 1275
San Francisco, CA  94111
(415) 981-5300
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Longview Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,028,038(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,028,038(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,028,038(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.0%(2)
14	TYPE OF REPORTING PERSON PN

(1) Includes 1,958,678 shares that may be acquired upon exercise of a warrant and 20,000,000 shares that may be acquired upon conversion of 20,000,000 shares of Series A Convertible Preferred Stock.
(2) Based on 6,347,359 outstanding shares of the common stock of Issuer, after giving effect to the July 2009 Share Exchange described below by subtracting 20,000,000 shares of common stock from the 26,347,359 outstanding shares of common stock as of March 31, 2009, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 20, 2009.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Longview Fund International, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 339,066
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 339,066
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,066
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%(1)
14	TYPE OF REPORTING PERSON CO

(1) Based on 6,347,359 outstanding shares of the common stock of Issuer, after giving effect to the July 2009 Share Exchange described below by subtracting 20,000,000 shares of common stock from the 26,347,359 outstanding shares of common stock as of March 31, 2009, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 20, 2009.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Viking Asset Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,367,104(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,367,104(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,367,104(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.2%(2)
14	TYPE OF REPORTING PERSON IA

(1) Includes 1,958,678 shares that may be acquired upon exercise of a warrant and 20,000,000 shares that may be acquired upon conversion of 20,000,000 shares of Series A Convertible Preferred Stock.
(2) Based on 6,347,359 outstanding shares of the common stock of Issuer, after giving effect to the July 2009 Share Exchange described below by subtracting 20,000,000 shares of common stock from the 26,347,359 outstanding shares of common stock as of March 31, 2009, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 20, 2009.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Viking Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,367,104(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,367,104(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,367,104(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.2%(2)
14	TYPE OF REPORTING PERSON IA

(1) Includes 1,958,678 shares that may be acquired upon exercise of a warrant and 20,000,000 shares that may be acquired upon conversion of 20,000,000 shares of Series A Convertible Preferred Stock.
(2) Based on 6,347,359 outstanding shares of the common stock of Issuer, after giving effect to the July 2009 Share Exchange described below by subtracting 20,000,000 shares of common stock from the 26,347,359 outstanding shares of common stock as of March 31, 2009, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 20, 2009.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Peter Benz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,367,104(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,367,104(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,367,104(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.2%(2)
14	TYPE OF REPORTING PERSON IN

(1) Includes 1,958,678 shares that may be acquired upon exercise of a warrant and 20,000,000 shares that may be acquired upon conversion of 20,000,000 shares of Series A Convertible Preferred Stock.
(2) Based on 6,347,359 outstanding shares of the common stock of Issuer, after giving effect to the July 2009 Share Exchange described below by subtracting 20,000,000 shares of common stock from the 26,347,359 outstanding shares of common stock as of March 31, 2009, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 20, 2009.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Schedule 13D filed on February 1, 2007 and amended by Amendment No. 1 thereto filed on July 23, 2007 (such Amendment, “Amendment No. 1”), Amendment No. 2 thereto filed on August 9, 2007 (such Amendment, “Amendment No. 2”) and Amendment No. 3 thereto filed on February 20, 2008 (such Amendment, “Amendment No. 3”; and the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Schedule 13D”), with respect to shares of Common Stock, $0.001 par value (the “Common Stock”), of Velocity Energy Inc. (f/k/a Sonterra Resources, Inc.), a Delaware corporation (the “Issuer”), beneficially owned by Peter Benz (“Benz”), The Longview Fund, L.P., a California limited partnership (“Longview”), Longview Fund International, Ltd., a British Virgin Islands international business company (“LFI”), Viking Asset Management Ltd., a British Virgin Islands international business company (“Longview GP”), and Viking Asset Management, LLC, a California limited liability company (“Viking IA”, and together with Longview, LFI and Longview GP, the “Reporting Entities”; and the Reporting Entities and Benz collectively, the “Reporting Persons”).

This Amendment No. 4 is being filed to update the Schedule 13D in light of recent developments.  As amended by this Amendment No. 4, the Schedule 13D the remains in full force and effect.  Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

ITEM 1.       SECURITY AND ISSUER

Item 1 of the Schedule 13D is amended by deleting the current disclosure thereunder and replacing it in its entirety with the following:

Title and class of equity security:

Common Stock, $0.001 par value

Name and address of principal executive offices of the Issuer:

Velocity Energy Inc.
523 N. Sam Houston Parkway East
Suite 175
Houston, Texas 77060

ITEM 2.       IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is amended by deleting the text after the second paragraph thereunder and replacing it in its entirety with the following:

Longview is a California limited partnership that (directly and indirectly through subsidiaries or affiliated companies or both) is principally engaged in the business of investing in equity, debt and other securities and assets.  Longview’s principal address is 505 Sansome Street, Suite 1275, San Francisco, CA  94111.

Longview GP, a British Virgin Islands international business company, provides managerial, investment advisory and administrative services to affiliated entities.  It is the sole general partner of Longview.  Longview GP’s principal address is c/o Nemours Chambers, Quomar Complex 4F, Road Town, Tortola, British Virgin Islands.

LFI is a British Virgin Islands international business company that (directly and indirectly through subsidiaries or affiliated companies or both) is principally engaged in the business of investing in equity, debt and other securities and assets.  LFI’s principal address is c/o Nemours Trustees Limited, Nemours Chambers, Quomar Complex 4F, Road Town, Tortola, British Virgin Islands.

Viking IA, a California limited liability company, provides investment advisory services to investment funds and related entities.  Viking IA is an investment adviser registered under the Investment Advisors Act of 1940.

Longview GP has delegated to Viking IA its investment advisory responsibilities with respect to Longview.  In its capacity as the investment advisor of Longview GP, Viking IA makes all of the investment decisions for Longview.  Viking IA’s principal address is 505 Sansome Street, Suite 1275, San Francisco, CA  94111.

Longview GP is the investment manager of LFI, and Viking IA is the sub-investment manager of LFI.  In accordance with such relationships. LFI has delegated to Longview GP investment advisory responsibilities with respect to LFI.  In its capacity as the investment advisor of Longview GP, Viking IA makes all of the investment decisions for LFI.

Mr. Benz is the Chairman and CEO and a Managing Member of Viking IA, and may be deemed to control the business activities, including the investment activities, of one or more of the Reporting Entities.

The name, residence or business address, employer, employer’s address, present principal occupation or employment and citizenship of Benz is set forth below:

Name	Employer and Present Principal Occupation	Business Address and Employer’s Address	Citizenship

Peter Benz	Viking Asset Management LLC – Chairman, CEO and Managing Member	Viking Asset Management LLC 505 Sansome Street, Suite 1275, San Francisco, CA 94111	United States

The name, residence or business address, employer, employer’s address, present principal occupation or employment and citizenship of each of the directors of Longview GP are set forth below.  Longview GP does not have any officers.

Name and Longview GP position	Employer and Present Principal Occupation	Business Address and Employer’s Address	Citizenship

S. Michael Rudolph Director	Viking Asset Management, LLC – Chief Financial Officer, and Managing Member	Viking Asset Management LLC 505 Sansome Street, Suite 1275, San Francisco, CA 94111	United States
Anthony L. M. Inder-Rieden Director	Euro-Dutch Trust Company Limited – Managing Director	Euro-Dutch Trust Company Limited Charlotte House Charlotte Street P.O. Box N-9204 Nassau, Bahamas	The Netherlands

The name, residence or business address, employer, employer’s address, present principal occupation or employment and citizenship of each of the directors of LFI are set forth below.  LFI does not have any officers.

Name and LFI position	Employer and Present Principal Occupation	Business Address and Employer’s Address	Citizenship

Ronan Guilfoyle Director	dms Organisation, Ltd. – Senior Manager	dms Organisation Ltd. dms House PO Box 31910 Grand Cayman KY1-1208 Cayman Islands	Irish
Roger H. Hanson Director	dms Organisation, Ltd. – Director	dms Organisation Ltd. dms House PO Box 31910 Grand Cayman KY1-1208 Cayman Islands	Cayman Islands

During the last five years, none of the directors of Longview GP or LFI or any of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of  July 9, 2007, a copy of which was attached to Amendment No. 1 as Exhibit 99.1.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is amended by adding the following after the last paragraph thereof:

On May 22, 2008, Longview purchased from the Issuer an additional senior note under the Exchange Agreement (the “May 2008 Longview Senior Note”) in the principal amount of $1,000,000.  Longview paid $1,000,000 for the May 2008 Longview Senior Note.  Longview funded the acquisition of the May 2008 Longview Senior Note from its general working capital.

On November 13, 2008, the Issuer, Longview and Longview Marquis Master Fund, L.P. (“Marquis”) entered into a Securities Exchange Agreement (the “November 2008 Exchange Agreement”).  Under the November 2008 Exchange Agreement, Longview acquired an unsecured subordinated promissory note in the original aggregate principal amount of $2,210,550.92 (the “November 2008 Longview Subordinated Note”) and $1,000,000 in cash.  In exchange, Longview (i) surrendered to the Issuer the Initial RCGI Note (as amended by the Waiver and Amendment described below) and the May 2008 Longview Senior Note, and (ii) agreed to surrender the RCGI Warrant with respect to 3,000,000 of the Warrant Shares (i.e., retaining the RCGI Warrant with respect to 1,958,678 of the Warrant Shares).

On July 27, 2009, the Issuer and Longview entered into a Share Exchange Agreement, dated effective as of November 1, 2008 (the “July 2009 Share Exchange Agreement”), pursuant to which Longview acquired 20,000,000 shares of Series A Convertible Preferred Stock, par value $0.001 per share (“Preferred Stock”), of the Issuer in exchange for 20,000,000 shares of Common Stock owned by Longview (the “July 2009 Share Exchange”).

ITEM 4.       PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is amended by adding the following after the last paragraph:

On May 22, 2008, Longview purchased the May 2008 Longview Senior Note from the issuer for $1,000,000.

Under the May 2008 Longview Senior Note and Initial RCGI Note (as amended), the Issuer owed Longview an aggregate principal amount of $3,000,000, plus interest (the “Owing Longview Senior Amount”), due upon the payment terms set forth therein.  In light of the Owing Longview Senior Amount, the Issuer and Longview entered into the November 2008 Exchange Agreement.  The November 2008 Exchange Agreement provided that instead of the Owing Longview Senior Amount being due and payable pursuant to the terms of May 2008 Longview Senior Note and Initial RCGI Note (as amended), the Issuer would pay $1,000,0000 to Longview upon the execution of the November 2008 Exchange Agreement and would issue Longview the November 2008 Longview Subordinated Note, which would be partially convertible into Common Stock; and in consideration for such payment and issuance, Longview would surrender the May 2008 Longview Senior Note, the Initial RCGI Note (as amended), and the RCGI Warrant with respect to 3,000,000 of the Warrant Shares.

Upon the Issuer’s payment of any of the principal owing under the November 2008 Subordinate Note, the holder of the November 2008 Longview Subordinated Note has the right to convert up to 50% of the principal (and the accrued and unpaid interest thereon) to be paid on the principal payment date, into shares of Common Stock at a price equal to $4.00 per share, subject to adjustment.

Pursuant to the July 2009 Share Exchange Agreement, Longview surrendered 20,000,000 shares of Common Stock to the Issuer in exchange for 20,000,000 shares of Preferred Stock.  The terms of the Preferred Stock are established in the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock filed with the Delaware Secretary of State on March 4, 2009 (as corrected by the Certificate of Correction filed with the Delaware Secretary of State on April 9, 2009, the “Certificate of Designation”).  Each share of Preferred Stock is convertible into one share of Common Stock at a price equal to $1.20 per share, such that the 20,000,000 shares of Preferred Stock held by Longview are convertible into 20,000,000 shares of Common Stock for an aggregate price of $24,000,000.  Upon the dissolution, liquidation or winding up the Issuer, the holders of Preferred Stock are entitled to receive out of the Issuer’s assets the sum of $1.20 per share of Preferred Stock before distributions are made to holders of junior capital stock of the Issuer.  The Preferred Stock does not receive dividends and has no voting rights, except as otherwise provided in the Certificate of Designation.

Except as otherwise provided herein, in the Schedule 13D, and in the exhibits hereto and thereto, the Reporting Persons have no current intention of engaging in any of the events set forth in Items 4(a) through (j) of form Schedule 13D.  Although no Reporting Person has any specific plan or proposal to purchase or sell shares of Common Stock (except as set forth herein, in the Schedule 13D, or in an exhibit hereto or thereto), depending on various factors, including, without limitation, the Issuer’s financial position and business strategy, price levels of shares of Common Stock, conditions in the securities market and general economic and industry conditions, each of the Reporting Persons may, acting either jointly or independently with respect to any other Reporting Person, take such actions with respect to its investment in the Issuer, if any, as it deems appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of its shares of Common Stock or engaging in hedging or similar transactions with respect to Common Stock in the ordinary course of its business.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is amended by deleting the current disclosure thereunder and replacing it in its entirety with the following:

Longview and LFI directly own Common Stock.  Longview GP is the general partner of Longview and the investment manager of LFI.  Viking IA, which is the investment adviser of Longview and Longview GP and the sub-investment manager of LFI, makes all investment decisions with respect to the Common Stock of Longview and LFI.   Accordingly, Longview GP and Viking IA each may be deemed to have shared voting and dispositive authority over Longview’s and LFI’s shares.  In addition, Benz may be deemed to beneficially own the shares as a control person of the Reporting Entities.

Longview holds the following shares of the Issuer’s Common Stock.

(a)	Number of shares beneficially owned: 26,028,038(1)
Percentage of shares: 92.0%(2)
(b)	SOLE VOTING POWER 0
SHARED VOTING POWER 26,028,038 shares
SOLE DISPOSITIVE POWER 0
SHARED DISPOSITIVE POWER 26,028,038 shares

(1)	Includes 1,958,678 shares that may be acquired upon exercise of the RCGI Warrant and 20,000,000 shares that may be acquired upon conversion of 20,000,000 shares Preferred Stock.
(2)
Based on 6,347,359 outstanding shares of Common Stock, after giving effect to the July 2009 Share Exchange by subtracting 20,000,000 shares of Common Stock from the 26,347,359 outstanding shares of Common Stock as of March 31, 2009, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 20, 2009.

LFI holds the following shares of the Issuer’s Common Stock.

(a)	Number of shares beneficially owned: 339,066
Percentage of shares: 5.3%(1)
(b)	SOLE VOTING POWER 0 shares
SHARED VOTING POWER 339,066
SOLE DISPOSITIVE POWER 0
SHARED DISPOSITIVE POWER 339,066

(1)
Based on 6,347,359 outstanding shares of Common Stock, after giving effect to the July 2009 Share Exchange by subtracting 20,000,000 shares of Common Stock from the 26,347,359 outstanding shares of Common Stock as of March 31, 2009, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 20, 2009.

As described above in Item 2, each of Longview GP, Viking IA and Benz may be deemed to have shared voting and dispositive authority over Longview’s and LFI’s  shares, an aggregate total of 26,367,104 shares, or 93.2% of the outstanding shares of Common Stock (based on 6,347,359 outstanding shares of Common Stock, after giving effect to the July 2009 Share Exchange by subtracting 20,000,000 shares of Common Stock from the 26,347,359 outstanding shares of Common Stock as of March 31, 2009, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 20, 2009; and including 1,958,678 shares that may be acquired upon exercise of the RCGI Warrant and 20,000,000 shares that may be acquired upon conversion of 20,000,000 shares Preferred Stock).

The other persons named in response to Item 2 (e.g., Benz, the directors of the Reporting Entities) do not beneficially own any Common Stock.

(c)           Other than the transactions set forth in the following table, the Reporting Persons did not effect any transactions with respect to the Common Stock during the 60 days preceding the date of the filing of this Amendment No. 4.  The July 2009 Share Exchange is further described above in Items 3 and 4.

Reporting Person	Date	Securities acquired (disposed of)	Price/share	How effected
The Longview Fund, L.P.	7/27/2009	(3,000,000)(1)	(1)	(1)
The Longview Fund, L.P.	7/27/2009	(20,000,000)(2)	(2)	(2)
The Longview Fund, L.P.	7/27/2009	20,000,000(3)	(3)	(3)

(1)    Represents the cancellation, pursuant to the July 2009 Share Exchange Agreement, of the RCGI Warrant with respect to 3,000,000 of the Warrant Shares for which the RCGI Warrant could have been exercised.  In exchange for such cancellation and other consideration, as described above in Items 3 and 4, the Issuer paid Longview $1,000,000 and issued Longview the November 2008 Longview Subordinated Note.

(2) Shares of Common Stock surrendered to the Issuer in exchange for 20,000,000 shares of Preferred Stock, as described above in Items 3 and 4.
(3)   S hares of Common Stock into which the shares of Preferred Stock may be converted.  The shares of Preferred Stock were acquired from the Issuer in exchange for 20,000,000 shares of Common Stock, as described above in Items 3 and 4.

(d)           Not applicable.

(e)           Not applicable.

Item 6.                       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On May 15, 2008, the Issuer and Longivew entered into a Waiver and Amendment to the Initial RCGI Note (the “Waiver and Amendment”), which waived certain conditions and amended certain terms under the Initial RCGI Note.  Pursuant to the Waiver and Amendment, Longview waived the Issuer’s failure to meet certain of the financial covenant tests set forth in the Initial RCGI Note relating to the Issuer’s total proved reserves and a related ratios December 31, 2007.  The Waiver and Amendment amended through December 31, 2008, certain measures of the financial covenant tests under the Initial RCGI Note in order to provide the Issuer with additional flexibility in operating its properties.

On May 22, 2008, Longview acquired the May 2008 Longview Senior Note from the Issuer pursuant to the Exchange Agreement.  The 2008 Longview Senior Note was subject to the same terms as the Initial RCGI Note (as amended).

On November 13, 2008, the Issuer, Marquis and Longview entered into the November 2008 Exchange Agreement, pursuant to which (i) Marquis acquired from the Issuer a warrant to acquire 1,000,000 shares of Common Stock, subject to adjustment, at an initial exercise price per share of $0.01, and an unsecured subordinated promissory note in the original aggregate principal amount of $9,440,000 (the “November 2008 Marquis Subordinated Note,” and together with the November 2008 Longview Subordinated Note, the “November 2008 Subordinated Notes”), bearing interest at 11% per annum (subject to certain adjustments), and (ii) the Issuer acquired from Marquis all of the issued and outstanding shares of common stock, par value $0.001 per share, of North Texas Drilling Services, Inc., a Texas corporation, and that certain Ninth Amended and Restated Senior Secured Note, dated October 3, 2008, in the principal outstanding amount of $8,575,000, plus accrued and unpaid interest of approximately $865,000, issued by North Texas Drilling Services, Inc.

Also pursuant to the November 2008 Exchange Agreement, (i) Longview acquired from the Issuer the November 2008 Longview Subordinated Note and $1,000,000 in cash as principal repayment of the Owing Longview Senior Amount, and (ii) Longview surrendered to the Issuer the Initial RCGI Note (as amended) and the May 2008 Longview Senior Note, and (iii) Longview agreed to surrender to the Issuer the RCGI Warrant with respect to 3,000,000 of the Warrant Shares (out of the warrants to acquire up to 4,958,678 shares of Common Stock that Longview held prior to such transaction).

Pursuant to the November 2008 Exchange Agreement, on November 13, 2008, Longview acquired the November 2008 Longview Subordinated Note from the Issuer.  The November 2008 Longview Subordinated Note bears interest at a rate of 11% per annum. Interest is payable quarterly beginning on June 30, 2009.  Except to the extent already paid, twenty-five percent (25%) of the original principal amount of the November 2008 Longview Subordinated Note will be paid on the third anniversary of the November 2008 Longview Subordinated Note issuance date, and the remaining portion of the principal will be paid on the fourth anniversary of the November 2008 Longview Subordinated Note issuance date.  Subject to certain limitations set forth in the November 2008 Longview Subordinated Note, the Issuer may at any time repay some or all of the outstanding principal (plus accrued but unpaid interest on the principal being repaid) under the November 2008 Longview Subordinated Note.  Upon the Issuer’s payment of any of the principal owing under the November 2008 Longview Subordinated Note, the holder of the November 2008 Longview Subordinated Note is entitled to convert up to fifty percent (50%) of the principal (and the interest amount relating thereto) into shares of Common Stock at a price equal to $4.00 per share, subject to adjustment.

The November 2008 Longview Subordinated Note subjects the Issuer to certain covenants regarding the Issuer’s and its subsidiaries’ total proved developed non-producing reserves, total proved developed producing reserves and total proved undeveloped reserves.  The failure to satisfy any of these covenants triggers a mandatory prepayment of a portion of indebtedness owing under the November 2008 Longview Subordinated Note.  The November 2008 Longview Subordinated Note is also subject to certain events of default that may trigger the acceleration of the Issuer’s payment obligations thereunder, including the breach of the Issuer’s or any of its subsidiaries’ of certain covenants under the November 2008 Exchange Agreement and the other Transaction Documents (as defined therein), the material incorrectness of a representation or warranty of the Issuer or one of its subsidiaries when made, the Issuer’s failure to make required filings with the SEC, and a change of control of the Issuer.

Upon the Issuer’s payment of any of the principal owing under the November 2008 Subordinated Notes, the holders of the November 2008 Subordinated Notes have the right to convert up to 50% of the principal (and the accrued and unpaid interest thereon) to be paid on the principal payment date, into shares of Common Stock at a price equal to $4.00 per share, subject to adjustment.  Pursuant to the November 2008 Exchange Agreement, certain subsidiaries of the Issuer entered into a guaranty of the November 2008 Subordinated Notes.

The Issuer, Marquis, Longview and other parties thereto also entered into a Subordination Agreement, dated November 13, 2008 (the “November 2008 Subordination Agreement”), in connection with the November 2008 Exchange Agreement. Pursuant to the November 2008 Subordination Agreement, the payment by the Issuer of any indebtedness owing under the November 2008 Subordinated Notes is subordinated in full to payment of certain senior indebtedness owing by the Issuer to Marquis.

As described above in Items 3 and 4, the July 2009 Share Exchange Agreement provided for the July 2009 Share Exchange.  The terms of the Preferred Stock, as set forth in the Certificate of Designation, are described above in Item 4.  Pursuant to the July 2009 Share Exchange Agreement, 3,000,000 of the Warrant Shares were surrendered and cancelled as contemplated by the November 2008 Exchange Agreement.

The descriptions of the above agreements, instruments and other documents are qualified in each case, in their entirety, by reference to the complete texts of such agreements, which are attached hereto as Exhibits 99.35 through 99.43.

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as appendices and exhibits:

Exhibit	Description

99.35
Waiver and Amendment to Senior Secured Note, dated as of May 15, 2008, among Sonterra Resources, Inc., The Longview Fund, L.P. and certain subsidiaries of Sonterra Resources, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed May 20, 2008).

99.36	Senior Secured Note, dated May 22, 2008, issued by Sonterra Resources, Inc. to Longview Fund, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed May 29, 2008).
99.37
Securities Exchange Agreement by and among Sonterra Resources, Inc., The Longview Fund, L.P. and Longview Marquis Master Fund, L.P., dated as of November 13, 2008 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed November 20, 2008).

99.38
Subordinated Promissory Note, dated as of November 13, 2008, issued by Sonterra Resources, Inc. to The Longview Fund, L.P., (incorporated by reference to Exhibit 10.7 to the Issuer’s Form 8-K filed November 20, 2008).

99.39
Subordination Agreement, dated as of November 13, 2008, among Sonterra Resources, Inc., North Texas Drilling Services, Inc., The Longview Fund, L.P., Longview Marquis Master Fund, L.P., Summerline Asset Management, LLC and certain subsidiaries of Sonterra Resources, Inc. (incorporated by reference to Exhibit 10.13 to the Issuer’s Form 8-K/A filed December 10, 2008).

99.40
Guaranty, dated as of November 13, 2008, by certain subsidiaries of Sonterra Resources, Inc. in favor of The Longview Fund, L.P. and Longview Marquis Master Fund, L.P. (incorporated by reference to Exhibit 10.11 to the Issuer’s Form 8-K filed November 20, 2008).

99.41
Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of Velocity Energy Inc. (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 10-K filed May 8, 2009).

99.42
Certificate of Correction to the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of Velocity Energy Inc. (incorporated by reference to Exhibit 4.2 to the Issuer’s Form 10-K filed May 8, 2009).

99.43	Share Exchange Agreement between Velocity Energy Inc. and The Longview Fund, L.P., dated July 27, 2009 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed July 29, 2009).

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this __ day of August, 2009

THE LONGVIEW FUND, L.P. By: Viking Asset Management, LLC its Investment Adviser By: /s/ S. Michael Rudolph S. Michael Rudolph, CFO of Viking Asset Management, LLC

LONGVIEW FUND INTERNATIONAL, LTD. By: Viking Asset Management, LLC its Sub-Investment Manager By: /s/ S. Michael Rudolph S. Michael Rudolph, CFO of Viking Asset Management, LLC
VIKING ASSET MANAGEMENT, LLC By: /s/ S. Michael Rudolph S. Michael Rudolph, CFO of Viking Asset Management, LLC
VIKING ASSET MANAGEMENT, LTD. By: /s/ Anthony L. M. Inder-Rieden Anthony L. M. Inder-Rieden, Director and authorized signatory
/s/ Peter Benz Peter Benz